Exhibit 16.1

March 17, 2023

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Commissioners:

We have read Form 6-K dated March 17, 2023 of Regencell Bioscience Holdings Limited and are in agreement with the statements contained therein as they pertain to our firm; we are not in a position to agree or disagree with other statements of Regencell Bioscience Holdings Limited contained therein.

Very truly yours,

/s/ Friedman LLP

New York, New York